444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-14

PolyMet Mining reports results for period ended June 30, 2023

St. Paul, Minn., August 10, 2023 - PolyMet Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM, today reports its financial results for the three and six months ended June 30, 2023.

The company experienced three significant events during the period:

  Completed an offering of rights to shareholders of common shares of the company raising approximately $195M in gross proceeds (the "Rights Offering") to repay outstanding debt, fund PolyMet's share of the work program associated with the NewRange Copper Nickel joint venture and certain other corporate activities. The Rights Offering was fully backstopped by Glencore, which now holds approximately 82% of PolyMet shares;
  Received the U.S. Army Corps of Engineers' decision wherein it revoked the Clean Water Act section 404 permit for the NorthMet Project. NewRange continues to evaluate its options and develop strategies to recover the permit; and
  Entered into a definitive agreement with Glencore whereby Glencore will acquire the approximately 17.8% of the issued and outstanding common shares of the company that Glencore does not currently own for $2.11 in cash per share, subject to approval by PolyMet shareholders, court approval and other customary closing conditions (the "Transaction").

In addition, integration efforts related to the NewRange Copper Nickel joint venture continue as planned.

Key Balance Sheet Statistics

(In '000 US dollars)

	June 30, 2023	December 31, 2022
Cash	$14,087	$11,046
Deposits with related party	82,073	-
Working capital	92,306	(86,386)
Total assets	546,079	492,853
Total liabilities	37,618	164,679
Shareholders' equity	$508,461	$328,174

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Operations expense	$5,073	$3,432	$10,800	$7,240
Other expenses/(income):
Debt accretion and interest	77	2,496	3,592	4,522
Loss on refinancing	-	-	-	1,598
Rehabilitation accretion	289	484	720	964
Gain on financial asset fair value	-	(117)	-	(269)
Gain/(loss) on restricted deposits	(278)	1,680	(1,116)	2,517
Gain on NewRange transaction	-	-	(8,535)	-
NewRange transaction costs	-	-	4,825	-
Other expense/(income) - net	(1,160)	1,250	(1,002)	1,255

Loss before Taxes:	4,001	9,225	9,284	17,827
Deferred income tax expense	-	492	-	492
Total Loss:	4,001	9,717	9,284	18,319
Total Loss ($/share)	0.02	0.10	0.06	0.18

Net Increase in Cash	$4,239	$2,346	$3,041	$4,718

Weighted average shares outstanding	189,347,222	101,471,132	145,769,301	101,450,044

  Loss for the three months ended June 30, 2023 was $4.0 million compared with $9.7 million for the prior year.  The decreased loss was primarily due to lower interest expense following the repayment of outstanding debt in April 2023.

  Loss for the six months ended June 30, 2023 was $9.3 million compared with $18.3 million for the prior year.  The decreased loss was primarily due to a gain on the NewRange Copper Nickel transaction in February 2023 and lower interest expense partially offset by NewRange transaction closing costs.

  Cash increased $4.2 million during the three months ended June 30, 2023 and increased $9.2 million during the six months ended June 30, 2023. The increase in cash primarily reflects Rights Offering proceeds during the quarter partially offset by repayment of outstanding debt and deposits with Glencore under the cash management agreement.

The financial statements have been filed at www.polymetmining.com and on SEDAR+ and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the company at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, or by e-mail at info@polymetmining.com. Project developments described above are derived from these documents and should be read in conjunction with them.

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About PolyMet

PolyMet Mining Corp. is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources Limited. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the anticipated benefits of the 50/50 joint venture, the company's expectations with respect to the future development of NorthMet and Mesaba, and statements with respect to the Transaction. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory, shareholder and court approvals and timing of closing of the Transaction, and the outcome of the development of the NorthMet and Mesaba projects. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.